UBS Fund Services (USA) LLC

Notes to Financial Statements

December 31, 2015

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 99% member interest in Fund Services. ARI Acquisition Corporation (ARI), a Massachusetts corporation, holds the remaining 1% member interest. Realty and ARI (the Members) are both indirect, wholly owned subsidiaries of UBS AG. Net income is allocated to the Members pro rata based on their percentage interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Fund Services is taxed as a partnership for federal and state income tax purposes. As such, Fund Services is not subject to federal or state income taxes. Each member of Fund Services is required to report on its federal and state income tax returns its distributive share of Fund Services' income, gains, losses, deductions, and credits. Fund Services applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, and presented. As of December 31, 2015, Fund Services has determined that it has no material uncertain tax positions, interest, or penalties as defined with FASB ASC 740, and accordingly, Fund Services has concluded that no additional disclosures are required.

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $100,000 or a fee based on quarterly deposits into sponsored funds. All service fee income included in the accompanying statement of operations was earned from Realty under the Agreement. For the year ended December 31, 2015, Fund Services earned $137,374 in service fees from Realty of which $17,493 is included in due from affiliates on the statement of financial condition.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

3. Related-Party Transactions (continued)

Fund Services reimburses affiliates for amounts paid on behalf of Fund Services. At December 31, 2015, $3,614 of such reimbursements are included in due to affiliates on the statement of financial condition.

4. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. Net capital totaled $105,549 at December 31, 2015, which was $100,549 in excess of required net capital. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.